UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No.1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2020

Commission File Number: 001-38303

WPP PLC

(Translation of registrant’s name into English)

Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

This Amendment on Form 6-K/A is being furnished by WPP plc (“the Company”) as Amendment No. 1 (this “Amendment”) to its interim report on Form 6-K for the period ended 30 June 2020 (the “Original Furnishing”) originally furnished with the Securities and Exchange Commission (the “SEC”) on 3 September 2020 (the “Original Filing Date”). As indicated on our Form 6-K furnished to the SEC on 14 December 2020, it was determined that the Company’s previously issued financial statements for the period ended 30 June 2020, 2019 and year ended 31 December 2019 contained errors with respect to certain aspects of the application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, resulting in the incorrect presentation of the Company’s notional cash pooling arrangements on the balance sheet and the inappropriate deferral of foreign exchange movements in the Company’s translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative financial instruments, respectively. We have also determined that the discount rate used in the calculation of the present value of the expected cash outflows in respect of put option agreements and payments due to vendors (earnout agreements) did not fully reflect the risk in the associated cash flows.

To correct these errors, in this Amendment we are restating our condensed consolidated interim balance sheets as at 30 June 2020 and 2019, and 31 December 2019, and our condensed consolidated interim statements of income, comprehensive income, and changes in equity for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019. The condensed consolidated interim financial statements as at and for the six months ended 30 June 2020 and 2019 and year ended 31 December 2019 are collectively referred to as the “Restated Financial Statements”. The adjustments to correct the notional cash pooling matters were limited to balance sheet adjustments in both cash and short-term deposits and bank overdrafts, bonds and bank loans that result in an aggregate increase in both of £7.795 billion, £9.334 billion and £8.337 billion in the Company’s condensed consolidated interim balance sheets as at 30 June 2020, 2019 and 31 December 2019, respectively. The adjustments to correct the net investment hedging matters have resulted in reclassifying exchange adjustments on foreign currency net investments within the Company’s condensed consolidated interim statement of comprehensive income to be reported together with revaluation of financial instruments on the face of the Company’s condensed consolidated interim income statement as revaluation and retranslation of financial instruments and separately disclosed in the notes to the condensed consolidated interim financial statements, amounting to a £301.1 million loss, £8.9 million gain and £245.7 million gain for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019, respectively. Corresponding adjustments to other reserves and retained earnings on the Company’s condensed consolidated interim balance sheets and statements of changes in equity were made. This change also reduced the opening retained earnings balance as at 1 January 2019 by £517.4 million with a corresponding increase in other reserves. The adjustments to correct the put option and payments due to vendors (earnout) discount rate have resulted in adjustments to the Company’s condensed consolidated balance sheet, decreasing trade and other payables (current and non-current liabilites) by £35.4 million, £58.7 million and £32.4 million as at 30 June 2020, 2019 and 31 December 2019, respectively; increasing other reserves by £60.2 million, £51.9 million and £59.6 million as at 30 June 2020, 2019 and 31 December 2019, respectively; and decreasing intangible assets: goodwill by £23.9 million, £70.4 million and £60.1 million as at 30 June 2020, 2019 and 31 December 2019, respectively. The Company’s condensed interim consolidated interim income statement has also been adjusted to reflect credits to revaluation and retranslation of financial instruments of £2.5 million and £10.2 million for the six months ended 30 June 2020 and 2019, respectively, and a charge of £13.5 million for the year ended 31 December 2019 along with a credit to goodwill impairment of £36.1 million in the six months ended 30 June 2020. Corresponding adjustments to retained earnings on the Company’s consolidated balance sheets and statements of changes in equity were made. These changes also reduced the opening retained earnings balance as at 1 January 2019 by £73.8 million. These adjustments are described more fully in the accounting policies discussion and notes 6 and 22 of the accompanying Restated Financial Statements.

We have made no other changes to our Original Furnishing, and the other disclosures included in this Amendment are included for the convenience of the reader only and have not been updated to reflect events occurring after the Original Filing Date. Accordingly, except as expressly modified to reflect the impact of the corrections made in the Restated Financial Statements, this Amendment continues to speak only as of the Original Filing Date.

Since this Amendment restates the financial information for the six months ended 30 June 2020 and 2019, we do not intend to amend our previously furnished interim report on Form 6-K for the six months ended prior to 30 June 2019. As a result, you should rely upon the Restated Financial Statements contained in this Amendment with respect to such prior period. In addition, on 12 February 2021, we filed a Form 20-F/A to similarly restate our consolidated balance sheets as at 31 December 2019, 2018 and 2017, and our consolidated statements of income, comprehensive income, and changes in equity for the years ended 31 December 2019, 2018 and 2017. Please refer to that report for further detail and review the Original Furnishing and this Amendment together with that report.

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The Company and certain of its subsidiaries, including WPP Finance 2010, WPP 2005 Limited and WPP Jubilee Limited, may from time to time file registration statements for the registration of securities that may from time to time be offered by WPP Finance 2010 or other subsidiaries of the Company with guarantees of WPP plc, WPP 2005 Limited and WPP Jubilee Limited and, to the extent so indicated in an applicable prospectus supplement or otherwise established following the offer and sale of a series of debt securities, guarantees of other entities. The Company is furnishing this amended report on Form 6-K/A for the purpose of presenting its results for the six months ended 30 June 2020 in a format that can be incorporated by reference into any such registration statement.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors”, in the Company’s Form 20-F/A for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description

1	Operating and Financial Review for the period ended 30 June 2020

2	Unaudited Condensed Consolidated Interim Financial Statements of WPP plc for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019

	(i)	Unaudited condensed consolidated interim income statement for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019

	(ii)	Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019

	(iii)	Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019

	(iv)	Unaudited condensed consolidated interim balance sheet as at 30 June 2020 and 2019 and 31 December 2019

	(v)	Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2020, 31 December 2019 and 30 June 2019

	(vi)	Notes to the unaudited condensed consolidated interim financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: 12 February 2021	By:	/s/ Balbir Kelly-Bisla
Balbir Kelly-Bisla
Company Secretary